DESCRIPTION OF SECURITIES
Authorized and Outstanding Capital Stock
 The following description of our common stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to our certificate of incorporation and bylaws, which have been incorporated by reference as exhibits to the Annual Report on Form 10-K to which this Description of Securities is an exhibit.
 Our authorized capital stock consists of 60,000,000 shares of Class A common stock, par value $0.001 per share, and 15,000,000 shares of preferred stock, par value $0.001 per share, of which 20 shares are authorized as Series A 10% Non-Voting Cumulative Preferred Stock (the “Series A Preferred Stock”).
 As of March 31, 2019, there were 35,678,597 shares of Class A common stock outstanding, and 7 shares of Series A Preferred Stock were outstanding.
Description of Common Stock
Voting Rights. Holders of Class A common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders.
Holders of a majority of our outstanding shares of Class A common stock present or represented by proxy at any meeting of our stockholders constitute a quorum.
Dividends; Liquidation; Preemptive Rights. Holders of Class A common stock are entitled to receive dividends only if, as and when declared by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding-up, holders of Class A common stock are entitled, subject to any priorities due to any holders of our preferred stock, ratably to share in all assets remaining after payment of our liabilities. Holders of Class A common stock have no preemptive rights nor any other rights to subscribe for shares or securities convertible into or exchangeable for shares of Class A common stock.
Our Class A common stock is traded on Nasdaq under the symbol “CIDM”.
Description of Warrants
The following table presents information on outstanding warrants to purchase shares of our Class A common stock as of March 31, 2019. All of the outstanding warrants are fully vested and exercisable.

	Amount Outstanding	Expiration	Exercise Price Per Share
Warrants issued to a strategic management service provider	35,000 17,500	July 2021 July 2021	$17.30 $30.00
Warrants issued in connection with second lien loans	100,000 106,768	July 2023 July 2023	$1.34 $.157
Warrants issued in connection with exchanges of convertible notes	207,679	December 2021	$1.54
Warrants issued in connection with a term loan agreement	1,400,000	December 2022	$1.80

All of such warrants provide for adjustment upon a stock split, stock dividend, or stock reclassification. The warrants expiring in July 2023 and December 2021 provide for customary anti-dilution rights.

Preferred Stock
Our Board of Directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 15,000,000 shares of our preferred stock, in one or more series.  The Series A Preferred Stock may be redeemed by the Company at any time after the second anniversary of the date such shares were issued in cash or, at the Company’s option if certain conditions are met, in shares of Class A common stock.  The holders of Series A Preferred Stock are entitled to receive cumulative dividends from the date of issuance at an annual rate of 10% of the original issue price.  Such dividends shall be payable in arrears in cash or, at the Company’s option, in shares of Class A common stock if certain conditions are met, quarterly on the last day of each calendar quarter, until such shares of Preferred Stock are redeemed.

Each other series of preferred stock to be issued, if any, will have such number of shares, designations, preferences, powers and qualifications and special or relative rights or privileges as will be determined by our board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.  The rights of the holders of our common stock will be subject to the rights of holders of any preferred stock outstanding and issued in the future.  The issuance of preferred stock, while providing desirable flexibility in connection with the possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

Anti-Takeover Effects of Delaware Law; Our Certificate of Incorporation and Our Bylaws
Delaware law, our certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board.
No Cumulative Voting. Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our Fifth Amended and Restated Certificate of Incorporation does not grant shareholders the right to vote cumulatively.
Blank Check Preferred Stock. We believe that the availability of the preferred stock under our Fifth Amended and Restated Certificate of Incorporation provides us with flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as shares of Class A common stock, will be available for issuance without further action by our stockholders, with the exception of any actions required by applicable law or the rules of any stock exchange on which our securities may be listed. Our Board of Directors will have the power, subject to applicable law, to issue classes or series of preferred stock that could, depending on the terms of the class or series, impede the completion of a merger, tender offer or other takeover attempt.
Stockholder Action by Written Consent. Our Fifth Amended and Restated Certificate of Incorporation provides that any action required or permitted to be taken at any annual or special meeting of our stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding capital stock of having not less than the minimum number of votes necessary to authorize such action at a meeting at which all shares of capital stock entitled to vote thereon were present and voted.

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